NEWS RELEASE

North American Palladium Receives Two Prestigious Awards

for Safety and Exploration Accomplishments

Toronto, Ontario, May 2, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) is pleased to announce the receipt of two prestigious awards for its accomplishments in the field of safety and exploration.

In recognition of the Lac des Iles (“LDI”) mine’s outstanding safety performance in 2011, LDI has been selected by the Ontario Mining Association as the recipient of the 2011 John T. Ryan, Ontario Regional Safety Trophy in the metal mine category. The award recognizes LDI’s safety excellence demonstrated by all employees throughout 2011 who achieved the lowest reportable injury rate among Ontario’s metal mines. The award will be officially presented to Brad Corrigan, LDI’s General Manager, at the upcoming Canadian Institute of Mining, Metallurgy & Petroleum (“CIM”) conference in Edmonton in early May.

In addition, LDI’s exploration group was presented the Bernie Schnieders Discovery of the Year Award for 2011 in recognition of the group’s exceptional exploration achievements in discovery of mineralization in the underground zones at LDI. The award was presented on behalf of the Northwestern Ontario Prospectors Association (“NWOPA”) to John Corkery, Director of Exploration, at the Northwestern Ontario Mines and Minerals Symposium held in Thunder Bay on April 3, 2012.

“Both awards bring external recognition to the commitment and technical expertise of our employees, and are a testament to our team’s high focus on operational excellence in all of our endeavors,” said Greg Struble, Vice President and Chief Operating Officer. “The management and employees at our LDI mine and exploration office are to be congratulated for these outstanding achievements which demonstrate our commitment to continually improve our standards while achieving our goals in a safe and productive manner.”

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

www.nap.com